SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2005



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X
                                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                    -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954

                                Page 1 of 6 Pages

                        Exhibits Index appears on Page 3


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CP SHIPS LIMITED
                                             ----------------
                                             (Registrant)

Date:  9 August 2005
                                             By:  /s/ JOHN BAKER
                                                  -------------------------
                                                  Name:   John Baker
                                                  Title:  Secretary

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                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

    10.1   Press Release of CP Ships Limited "CP SHIPS                    4
           ANNOUNCES DEPLOYMENT OF FIRST
           TWO NEWBUILDS TO US EAST COAST-INDIAN
           SUB-CONTINENT SERVICE", dated 9 August 2005




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                                                                  Exhibit 10.1


                   CP SHIPS ANNOUNCES DEPLOYMENT OF FIRST TWO
             NEWBUILDS TO US EAST COAST-INDIAN SUB-CONTINENT SERVICE


GATWICK, UK (9th August 2005) - CP Ships Limited announced today that the first two of nine 4250 teu ships ordered two years ago will be deployed in its US East Coast-Indian Sub-Continent service.

They will be named after two of India's most popular national parks, Kanha and Corbett. And, following the new CP Ships vessel naming convention, the names will be prefixed by "CP".

Delivery of CP Kanha is expected in mid-October 2005, with CP Corbett coming in early January 2006. They will replace smaller, slower and more costly short-term chartered ships.

"We have been looking forward to the first of our new ships. They give us the opportunity to confirm to customers our commitment to this service, improve transit times, leave room for growth and enable us to operate the service more efficiently. Because of the dramatic rise in charter prices since these ships were ordered, we have no doubt that we made the right decision in 2003," said Juan Manuel Gonzalez, Executive Vice President.

All nine ships are being long-term chartered from Seaspan Container Lines and are currently under construction at Samsung Heavy Industries in Korea. The remaining seven are on schedule with one each to be delivered in first, second and third quarters 2006, two in fourth quarter 2006, one in first quarter 2007 and one in second quarter 2007. Their deployment has not yet been finalized.

CP Ships already has 11 similarly sized ships in its fleet, bringing the total to 21 by April 2007.

"These ships, ideally suited for our regional services, will be the workhorses of our fleet. Having a substantial fleet of similar-sized ships will give us considerable flexibility to take advantage of opportunities as they arise because of changes in trade demand," Mr Gonzalez added.


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CP Ships operates the US East Coast-India Sub-Continent service as part of a vessel sharing agreement with two other carriers. The frequency is weekly and port rotation is New York, Norfolk, Charleston, Port Said, Suez Canal, Colombo, Nhava Sheva, Suez Canal, New York.


The service is currently marketed under the Contship Containerlines and Lykes Lines brands and will be offered under the CP Ships name when CP Ships completes its adoption of a single brand.


                                     -ends-


ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 22 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. On 28th April 2005, CP Ships announced it will re-brand its services under the CP Ships name. At 31st March 2005, CP Ships' vessel fleet was 81 ships and its container fleet 454,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

FORWARD-LOOKING STATEMENTS: This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups; the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses; and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-


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looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                                    CONTACTS

                                    INVESTORS
               Jeremy Lee, VP Investor Relations & Public Affairs
                           Telephone: +1 514 934 5254

                                      MEDIA
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764



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